 Exhibit 99.5

FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company

RESAAS Services Inc. (the “Issuer”)
1550 – 401 West Georgia Street
Vancouver, BC V6B 5A1

Item 2:	Date of Material Change

May 8, 2017

Item 3:	News Release

The news release attached as Schedule “A” hereto was disseminated through FSCWire on May 10, 2017.

Item 4:	Summary of Material Change

On May 8, 2017, the Issuer appointed Pierre Chadi as a member of its board of directors.

Item 5:	Full Description of Material Change

See the news release attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Cameron Shippit, CFO
Telephone: (778) 996-9544

Item 9:	Date of Report

May 18, 2017

SCHEDULE “A”

RESAAS SERVICES INC.

RESAAS Appoints Enterprise Software Veteran to the Board of Directors

VANCOUVER, B.C. (May 10, 2017) - RESAAS Services Inc. (CSE: RSS, OTCQX: RSASF), a cloud-based social business platform for the real estate services industry, is pleased to announce the appointment of Pierre Chadi to the company’s board of directors.

Mr. Chadi spent 19 years with Microsoft Canada in different leadership roles in Montreal, Toronto and Ottawa. In his position of Eastern Region director, Mr. Chadi was responsible for enterprise software sales in Eastern Canada.

Mr. Chadi is an accomplished bilingual senior executive with over 30 years of leadership experience in IT enterprise sales and marketing covering hardware, software, business solutions, and SAAS cloud offerings, and over 20 years of active angel investor experience.  He is the former VP of Investments of Anges Québec Capital, where he oversaw an $85M fund and put in place a team of investment professionals to manage a portfolio of 30 early stage investments.

An electrical engineer with a degree from McGill University and an MBA from the University of Ottawa, Mr. Chadi is active in his community and serves as treasurer for Cybercap, a non-profit organization focused on helping young adults reintegrate into the labor market through innovative multimedia programs that enhances their multimedia and IT skills.  He is a welcome addition to the growing RESAAS team.

“RESAAS is pleased to be expanding the company’s board of directors with the addition of Pierre Chadi,” commented Cory Brandolini, Chairman of RESAAS.  “As our company enters into the next phase of development, growth and expansion, it is important to continue to expand our board of directors to include someone like Pierre who brings an immense amount of experience in technology enterprise sales.”

The appointment of Mr. Chadi brings the number of directors of RESAAS to six, the others being Mr. Brandolini (Chairman), Tom Rossiter (President and CEO), Cameron Shippit (CFO), Adrian Barrett and J. Chris Morgando.

###

About RESAAS Services Inc.

RESAAS is a cloud-based social business platform built for the real estate services industry. RESAAS brings proprietary real-time technology into the business of real estate and transforms how real estate listing data flows between real estate agents, brokers, associations and MLSs. Visit www.resaas.com.

On Behalf of RESAAS

Danielle Sissons

VP Operations

RESAAS Services Inc.

Telephone: (604) 558-2929; Email: danielle.sissons@resaas.com

Investor Relations

Scott Young

RESAAS Services Inc.

Telephone: 1 (705) 888-2756; Email: scott.young@resaas.com

The CSE has not reviewed, approved or disapproved the content of this press release.

Forward-Looking Information:

This press release and the RESAAS website referenced herein contain forward-looking information within the meaning of Canadian securities legislation, including but not limited to statements regarding the company’s technology platform. The forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, including future plans for the design and development of the company’s technology platform.

Forward-looking information is subject to risks, uncertainties and other factors, many of which are outside of the company’s control that could cause actual results to differ materially from the results discussed in the forward-looking information. Although RESAAS believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on such information because RESAAS can give no assurance that it will prove to be correct. The forward-looking information contained in this press release is made as of the date of this press release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.